UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 2)

TELEFÓNICA, S.A.

(Name of Issuer)

Ordinary Shares, nominal value 1.00 euro per share

(Title of Class of Securities)

879382208*

(CUSIP Number)

CRITERIA CAIXA, S.A.U.

Avenida Diagonal, 621

08028, Barcelona, Spain

Attn: Adolfo Feijóo Rey

General Counsel

Tel: +34 93 409 21 21

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 879382208*
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CRITERIA CAIXA, S.A.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 566,698,627 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 566,698,627 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,698,627 Ordinary Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%** (See Item 5)
14	TYPE OF REPORTING PERSON CO

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Ordinary Shares.

** This calculation is rounded up to the nearest tenth from 9.99% and is based on 5,670,161,554 Ordinary Shares outstanding as disclosed in Telefónica’s corporate website on the date hereof.

Page 2 of 6 Pages

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by CRITERIA CAIXA, S.A.U., a sociedad anónima unipersonal incorporated under the laws of Spain (“Criteria Caixa” or the “Reporting Person”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2024 (the “Initial Statement”) as amended by Amendment No. 1 on Schedule 13D filed by Criteria Caixa with the SEC on July 1, 2024 (“Amendment No. 1”), relating to the beneficial ownership of Ordinary Shares, nominal value 1.00 euro per share (the “Ordinary Shares”), of Telefónica, S.A., a sociedad anónima incorporated under the laws of Spain (“Telefónica” or the “Issuer”). The Initial Statement, as amended and supplemented from time to time, is herein referred to as the “Schedule 13D”.

This Amendment No. 2 is being filed to report the following events in connection with the matters disclosed herein:

a.	the entry by Criteria Caixa, the Dealer and CaixaBank, S.A. (“CaixaBank”) into the Share Pledge Agreement (as defined below);

b.	the entry by Criteria Caixa, the Dealer and CaixaBank into the Account Pledge Agreement (as defined below); and

c.	the entry by Criteria Caixa and the Dealer into the Second A&R SPA, amending and restating the First A&R SPA, which in turn amended and restated the Original SPA (each such term as defined below).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

Criteria Caixa acquired the Ordinary Shares reported in this Schedule 13D as a result of the Prior Purchases, the Original SPA and the First A&R SPA (each such term as defined below).

Between December 27, 2017 and April 4, 2024, Criteria Caixa acquired 196,425,060 Ordinary Shares from various holders in the open market and in over-the-counter transactions (collectively, the “Prior Purchases”). The aggregate purchase price of such Ordinary Shares was approximately €1,013,328,705, which Criteria Caixa funded from its working capital.

On April 5, 2024, Criteria Caixa entered into a Share Purchase Agreement (the “Original SPA”) with Goldman Sachs International (the “Dealer”) to purchase an aggregate of 91.5 million Ordinary Shares (the “Original Sold Shares”). The Dealer sold the Original Sold Shares to Criteria Caixa on the date of the Original SPA in exchange for payment of an initial price of €3.977 per Original Share (or €363,895,500 in the aggregate) (the “First Share Sale Price”) based on the last closing price of the Ordinary Shares prior to execution of the Original SPA, which Criteria Caixa funded from its working capital. On June 27, 2024, Criteria Caixa and the Dealer entered into an Amended and Restated Share Purchase Agreement (the “First A&R SPA”), amending and restating the Original SPA. Pursuant to the First A&R SPA, the Dealer sold an additional 278.8 million Ordinary Shares (the “Additional Sold Shares”, and the Additional Sold Shares together with the Original Sold Shares, the “Number of Shares”) to Criteria Caixa on the date of the First A&R SPA in exchange for payment of an initial price of €3.993 per Additional Sold Share (or €1,113,142,853 in the aggregate) (the “Second Share Sale Price”) based on the last closing price of the Ordinary Shares prior to execution of the First A&R SPA, which Criteria Caixa funded from its working capital.

The First A&R SPA amended the terms of the Original SPA to provide that the final price per Ordinary Share (the “Benchmark Price”) for the Number of Shares will generally be based on the daily volume-weighted average price of the Ordinary Shares during the calculation period of the First A&R SPA minus a discount, with such Benchmark Price subject to adjustment pursuant to the terms and conditions of the First A&R SPA and not to exceed an agreed cap price. At final settlement of the transactions under the First A&R SPA, which is expected to occur no later than the second quarter of 2025, with respect to each of the Number of Shares (i) if the Benchmark Price exceeds the Initial Price (as defined below), Criteria Caixa will pay such excess to the Dealer, and (ii) if the Initial Price exceeds the Benchmark Price, the Dealer will pay such excess to Criteria Caixa. The “Initial Price” is equal to approximately €3.952, representing an amount in euro equal to ((Original Sold Shares × €3.827) + (Additional Sold Shares × Second Share Sale Price)) / Number of Shares, subject to adjustment pursuant to the terms and conditions of the First A&R SPA. Criteria Caixa’s payment obligations under the First A&R SPA are expected to be funded from its working capital.

Page 3 of 6 Pages

On July 31, 2024, (i) Criteria Caixa, as pledgor, the Dealer, as the secured party, and CaixaBank, as custodian, entered into a deed (póliza) of pledge (the “Share Pledge Agreement”) creating a security interest in favor of the Dealer in respect of the Pledged Shares (as defined in the Share Pledge Agreement); and (ii) Criteria Caixa, as pledgor, the Dealer, as the secured party, and CaixaBank, as the account bank, entered into a deed (póliza) of pledge (the “Account Pledge Agreement”) creating a security interest in favor of the Dealer in respect of the Cash (as defined in the Account Pledge Agreement). The Share Pledge Agreement and the Account Pledge Agreement secure Criteria Caixa’s obligations to the Dealer under the Second A&R SPA. Also on July 31, 2024, Criteria Caixa and the Dealer entered into a Second Amended and Restated Share Purchase Agreement (the “Second A&R SPA”), further amending and restating the First A&R SPA to, among other things, reflect the entry into the Share Pledge Agreement and the Account Pledge Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5(d) is hereby amended and restated to read as follows:

(d)	Except as set forth in the Share Pledge Agreement, no person is known to Criteria Caixa to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by Criteria Caixa.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On April 5, 2024, Criteria Caixa entered into the Original SPA with the Dealer to purchase the Original Sold Shares. The Dealer sold the Original Sold Shares to Criteria Caixa on the date of the Original SPA in exchange for payment of the First Share Sale Price. On June 27, 2024, Criteria Caixa and the Dealer entered into the First A&R SPA, amending and restating the Original SPA. Pursuant to the First A&R SPA, the Dealer sold the Additional Sold Shares to Criteria Caixa on the date of the First A&R SPA in exchange for payment of the Second Share Sale Price.

The First A&R SPA amended the terms of the Original SPA to provide that the Benchmark Price for the Number of Shares will generally be based on the daily volume-weighted average price of the Ordinary Shares during the calculation period of the First A&R SPA minus a discount, with such Benchmark Price subject to adjustment pursuant to the terms and conditions of the First A&R SPA and not to exceed an agreed cap price. At final settlement of the transactions under the First A&R SPA, which is expected to occur no later than the second quarter of 2025, with respect to each of the Number of Shares (i) if the Benchmark Price exceeds the Initial Price, Criteria Caixa will pay such excess to the Dealer, and (ii) if the Initial Price exceeds the Benchmark Price, the Dealer will pay such excess to Criteria Caixa.

On July 31, 2024, (i) Criteria Caixa, as pledgor, the Dealer, as the secured party, and CaixaBank, as custodian, entered into the Share Pledge Agreement creating a security interest in favor of the Dealer in respect of the Pledged Shares; (ii) Criteria Caixa, as pledgor, the Dealer, as the secured party, and CaixaBank, as the account bank, entered into the Account Pledge Agreement creating a security interest in favor of the Dealer in respect of the Cash. The Share Pledge Agreement and the Account Pledge Agreement secure Criteria Caixa’s obligations to the Dealer under the Second A&R SPA. Also on July 31, 2024, Criteria Caixa and the Dealer entered into the Second A&R SPA, further amending and restating the First A&R SPA to, among other things, reflect the entry into the Share Pledge Agreement and the Account Pledge Agreement.

The foregoing description of the Original SPA, the First A&R SPA, the Share Pledge Agreement, the Account Pledge Agreement and the Second A&R SPA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached as Exhibits 99.1 through 99.5 hereto, respectively, and are incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D, neither Criteria Caixa, nor to its knowledge, any of the persons set forth in Schedule A hereto, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Telefónica.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Page 4 of 6 Pages

Exhibit No.	Description
99.1	Original SPA between Criteria Caixa and the Dealer, dated April 5, 2024 (incorporated by reference to Exhibit 99.1 to the Initial Statement).
99.2	First A&R SPA between Criteria Caixa and the Dealer, dated June 27, 2024 (incorporated by reference to Exhibit 99.2 to Amendment No. 1).
99.3	Share Pledge Agreement between Criteria Caixa, the Dealer and CaixaBank, dated July 31, 2024
99.4	Account Pledge Agreement between Criteria Caixa, the Dealer and CaixaBank, dated July 31, 2024
99.5	Second A&R SPA between Criteria Caixa and the Dealer, dated July 31, 2024

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024	CRITERIA CAIXA, S.A.U.

	By:	/s/ Ángel Simón Grimaldos
Name: Ángel Simón Grimaldos
Title: Chief Executive Officer

Page 6 of 6 Pages